

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Via E-mail</u>   June 19, 2017
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re: Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **Responses dated May 18, 2017 and May 31, 2017**
> **File No. 1-35755**

Dear Mr. Dong:

       We have reviewed your response to our April 20, 2017 comment letter and have the following comments. Regarding your responses to prior comments 2-7, we ask that you provide us with information so we may better understand your disclosures. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Trade and Other Receivables, page F-3</u>

1. Your June 30, 2016 trade receivables <u>increased</u> despite a <u>74% decrease</u> in sales, causing the ratio of trade receivables to annual revenue to go from 28% at June 30, 2015 to 108% at June 30, 2016. Further, your "Past due over 6 months" receivables increased 570% in fiscal year 2016, whereas the allowance for doubtful accounts only increased by 211%. Given the substantial deterioration in the relevant factors identified on page F-13 (aging of receivables, payment history, customer current credit worthiness and adverse economic conditions), it is unclear how you reasonably determined that a proportionate increase in your allowance was not required at June 30, 2016. Specifically, no positive changes in these factors were identified which could reasonably justify the significant decline in your allowance coverage ratio (allowance divided by past due accounts). ASC 310-10-35-4(c) requires that "The approach for determination of the allowance shall be well documented and applied consistently from period to period." The analysis provided in your response letters raises a concern as to whether your allowance for doubtful accounts accounting policy was applied in a complete and objective manner at June 30, 2016. Your analysis includes unsupported and subjective assumptions and does not appear to fully address several key specific and relevant factors. Given that the five customers cited in your response comprise most of your trade and other receivable balances, please fully address the following factors as they apply to all amounts owed by

each of the five customers: whether a credit check was performed prior to extending credit to the customers; the specific changes in business, economic, competitive and market factors that adversely impacted the ability of the customers to meet their payment obligations; the supportable basis for any assumed changes in future circumstances that must occur in order for you to collect from customers that do not currently have the ability to make their payments; the specific reasons why you have not been able to collect the amounts owed from customers that you think actually have the ability to make the contractual payments; and the availability of any reliable, objective evidence about the customer's financial condition.

2. In setting your allowance, you say that you rely on the fact that your customers have signed repayment schedules. However, it does not appear that the terms of those repayment schedules are being met given that $104.5 million (page F-27) of your $116.2 million receivables were past due by three months or more at June 30, 2016. For each of the five customers, please provide the following information: the dates and conditions of any restructured payment terms that were granted to any of the five customers during the last two fiscal years; the specific reasons for granting the restructurings; and any instances where the customer failed to meet the restructured terms.

3. Please describe for us the availability of any current and objective fair value data regarding the collateral underlying the $10.9 million loan to "Customer B" that is over two years past due. See ASC 310-10-35-23.

4. For any material loans outstanding, please address the ASC 310-10-35-16 guidance regarding loan impairment when contractual repayment terms are not met, and the ASC 310-10-35-22 guidance that impaired loans be measured at NPV. Please provide your present value calculations and the basis for your material assumptions and estimates.

5. Please address the ASC 310-10-35-8 requirement that you consider information available up to the date that your financial statements are issued when evaluating asset impairment. For example, it is not clear how you considered the fact that less than 18% of your total June 30, 2016 receivables had been collected through the November 15, 2016 issuance date of your financial statements.

6. Please tell us about your historical experience collecting delinquent accounts (analyzed by aging category) and describe any material trends in that data. For example, quantify the amounts subsequently collected in cash on your June 30, 2014 account balances that were six months to one year past due, and those that were one to two years past due, and those that were over two years past due. Provide also this same data for your June 30, 2015 and June 30, 2016 account balances. Correlate this data with your stated loss estimation policy of providing 50% and 100% loss allowances for accounts greater than one year old, and two years old, respectively.

7. Please provide a complete description of your past experience with delinquent accounts from "state-owned or province-owned enterprises" so we can understand whether there is

adequate objective evidence to support your decision not to apply your stated loss estimation policy to these accounts. Our understanding is that the mere fact that an enterprise is owned by the state does not ensure that the corresponding receivables are collectible. Correlate this data with any material receivables owed by state-owned or province-owned enterprises at June 30, 2016.

8. You say that at June 30, 2016 you did not apply your standard loss estimation policy on certain accounts where the customer is a "reputable corporation" and has "excellent credit with the Company." Please explain to us how you can reasonably conclude that any of your $91.3 million of accounts over six months past due have "excellent credit." Identify the specific factors you focus on when assessing credit quality.

9. You say on page 40 that 90% of your revenue is from customers in the PRC, and that the significant decline in FY 2016 revenues was attributed solely to "the slowdown in China's economic growth" (page 82). The change in GDP does not explain the 74% decline in sales. In order for us to better understand the corresponding impact on credit risk, please tell us what the specific causes were for the sales decline. For example, it is not clear whether were there changes in competitive factors which adversely impacted the marketability of your products. Also, it is not clear whether there was a decline in a specific market sector that had a material impact and whether that decline was expected to continue. Further, it is not clear whether there was a decline in market prices for your product that made it uneconomical to continue production. For guidance on the analysis that is required in your Item 5 disclosures, please see Item 5 of the form instructions.

10. Please tell us whether there have been any material changes in your receivables aging statistics and/or your allowance for doubtful accounts balances subsequent to June 30, 2016.

11. Your "other receivables" balance has increased from $2.9 million at June 30, 2013 to $53.8 million at June 30, 2016. The balance comprises over 30% of total assets at June 30, 2016. It appears that the increases in this account had a material adverse impact on your operating cash flows in all periods presented, and have contributed to the liquidity crisis cited on page F-26. However, we note that there is no disclosure in your Form 20-F that identifies what is in this account and why you entered into the underlying transactions in light of the severe, corresponding adverse impact on your liquidity. Please fully describe in the filing the material receivables you have characterized as "Other Receivables" and identify the business purpose of the transactions as well as the repayment terms.

Statements of Cash Flows, page F-6

12. Your letter states that the "Other receivables" account includes loans. Please tell us why these transactions are not classified as investing activities in your Statements of Cash Flows pursuant to ASC 230-10-20. Further, quantify the account balances that are owed by customers, suppliers, employees, or affiliates thereof.

13. Based on your Statements of Cash Flows, the increase in receivables was primarily responsible for your FY 2015 operating cash flow deficit and also had a 58% adverse impact on your FY 2016 operating cash flow deficit. The aging of these accounts has increased and your disclosure on page F-26 cites these cash flow deficits as a reason why you may be forced to cease operations. Consequently, it is not clear how you could reasonably state on page 15 that "there has not been any material collection problem for trade receivables or any other allowance for doubtful debts during the past three fiscal years." Please clarify this disclosure.

General

14. On January 19, 2017 you issued a press release touting a significant increase in December 31, 2016 quarterly revenue relative to the December 31, 2015 quarter. Your stock price immediately doubled with an extraordinary spike in trading volume. Please tell us how much of your reported December 31, 2016 quarterly revenue has been actually collected in cash. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction